April 15, 2025

He-Siang Yang
Chief Executive Officer
EOS INC.
2F., No. 157, Sec. 2, Nanjing E. Rd.
Zhongshan District
Taipei City 104075 Taiwan (Republic of China)

       Re: EOS INC.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 000-55661
Dear He-Siang Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   William B. Barnett, Esq.